Filed by Stratasys Ltd.

(Commission File No. 001-35751)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Form F-4 No. 333-272759

Subject Company: Desktop Metal, Inc. (Commission File No. 001-38835)

The following letter was sent to employees of Stratasys Ltd. on September 5, 2023.

Internal communication – not for distribution

Team Stratasys,

Thank you for your ongoing commitment to pursuing our North Star, throughout the summer months. As part of our commitment to keeping you informed, I am reaching out to share a few updates with you. Last week, we filed our definitive joint proxy statement/prospectus in connection with our upcoming Extraordinary General Meeting of Shareholders (the “EGM”) to be held on September 28, 2023.

This meeting is separate from our regular Annual General Meeting, which was held last month, however, the topics being raised are similarly of great importance to the future of our Company, including the proposed merger with Desktop Metal.

As we approach the EGM, shareholders of the Company, including those of you who are shareholders, have the opportunity to vote on important proposals. Our Board has unanimously recommended shareholders vote “FOR” each of the proposals under consideration:

1)	The Stratasys Merger-related proposal to approve our combination with Desktop Metal. The vote on this proposal is particularly important, as its approval is necessary to complete our merger with Desktop Metal and realize the significant benefits for all stakeholders.

2)	The extension of the Stratasys Rights Plan, which the Board believes will allow it to fulfill its fiduciary duties to Stratasys and its shareholders by encouraging anyone seeking to gain a significant interest in Stratasys to negotiate directly with the Stratasys Board prior to attempting to control or influence Stratasys.

3)	The approval to increase the number of Stratasys ordinary shares reserved for issuance under our 2022 share incentive plan to help us continue to attract, motivate and retain talent.

Stratasys Shareholders: Please be aware that any and all Stratasys shareholders as of the close of business on August 24, 2023 are eligible to vote on the proposals being considered at the EGM. The deadline to vote is September 27, 2023 at 11:59 p.m. U.S. Eastern time.

For employees who are shareholders, you will be receiving materials over the next month regarding the EGM. In addition, you should have already received the notice from E*Trade with your voting information and Human Resources will be following up with instructions on how to vote on Stratasys’ proposals, including the Merger-related proposal to approve the Desktop Metal transaction.

As we approach the EGM, members of the Stratasys Board and management team will continue to meet and engage with the investment community to highlight the significant growth and value creation opportunities of the proposed combination with Desktop Metal.

We are confident that Desktop Metal is the right partner for Stratasys to advance on our North Star journey. Together, we will create an industrial AM leader across verticals, with a full technology portfolio to deliver significant value to our customers, partners, shareholders and you – our talented employees. Under the terms of the proposed transaction, the combined company will continue to be led by the Stratasys management team following the merger.

It is anticipated that the merger will close in the fourth quarter of 2023, subject to customary closing conditions, including the approval of our Stratasys shareholders and Desktop Metal’s stockholders. Until then, Stratasys and Desktop Metal remain separate companies, and we operate business as usual.

3D Systems

We have no updates to share regarding ongoing M&A activities with 3D Systems at this time, but we will continue providing transparent, real-time updates to keep you all informed. Please keep in mind that these ongoing M&A activities related to 3D Systems have no impact on our business, and we should continue to stay focused on our day-to-day roles and responsibilities.

As you have been doing already, please forward any calls you receive from outside parties, including members of the media, investors and analysts to Yonah Lloyd, CCO and Vice President, Investor Relations.

Thank you, always, for you hard work and commitment to making Stratasys a market leader for years to come. I hope you share my excitement for our bright future ahead.

Yours,

Yoav

Forward-Looking Statements

This document contains forward-looking statements that involve risks, uncertainties and assumptions. If the risks or uncertainties ever materialize or the assumptions prove incorrect, the actual results of Stratasys Ltd. and its consolidated subsidiaries (“Stratasys”) may differ materially from those expressed or implied by such forward-looking statements and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements.

Such forward-looking statements include statements relating to the proposed transaction between Stratasys and Desktop Metal, Inc. (“Desktop Metal”), including statements regarding the benefits of the transaction and the anticipated timing of the transaction, and information regarding the businesses of Stratasys and Desktop Metal, including expectations regarding outlook and all underlying assumptions, Stratasys’ and Desktop Metal’s objectives, plans and strategies, information relating to operating trends in markets where Stratasys and Desktop Metal operate, statements that contain projections of results of operations or of financial condition and all other statements other than statements of historical fact that address activities, events or developments that Stratasys or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Stratasys’ or Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Item 3.D “Key Information - Risk Factors”, Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Stratasys’ Annual Report on Form 20-F for the year ended December 31, 2022 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2022, each filed with the Securities and Exchange Commission (the “SEC”), and in other filings by Stratasys and Desktop Metal with the SEC. These include, but are not limited to: factors relating to actions taken by or other developments involving Nano Dimension Ltd. (“Nano”), including any future unsolicited tender offer similar to its recently-expired partial tender offer for shares of Stratasys or Nano’s legal challenge to Stratasys’ shareholder rights plan, and actions taken by Stratasys or its shareholders with respect to such actions or developments, the ultimate outcome of the proposed transaction between Stratasys and Desktop Metal, including the possibility that Stratasys or Desktop Metal shareholders will reject the proposed transaction; the effect of the announcement of the proposed transaction on the ability of Stratasys and Desktop Metal to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; the timing of the proposed transaction; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); other risks related to the completion of the proposed transaction and actions related thereto; changes in demand for Stratasys’ or Desktop Metal’s products and services; global market, political and economic conditions, and in the countries in which Stratasys and Desktop Metal operate in particular; government regulations and approvals; the extent of growth of the 3D printing market generally; the global macro-economic environment, including headwinds caused by inflation, rising interest rates, unfavorable currency exchange rates and potential recessionary conditions; the impact of shifts in prices or margins of the products that Stratasys or Desktop Metal sells or services Stratasys or Desktop Metal provides, including due to a shift towards lower margin products or services; the potential adverse impact that recent global interruptions and delays involving freight carriers and other third parties may have on Stratasys’ or Desktop Metal’s supply chain and distribution network and consequently, Stratasys’ or Desktop Metal’s ability to successfully sell both existing and newly-launched 3D printing products; litigation and regulatory proceedings, including any proceedings that may be instituted against Stratasys or Desktop Metal related to the proposed transaction; impacts of rapid technological change in the additive manufacturing industry, which requires Stratasys and Desktop Metal to continue to develop new products and innovations to meet constantly evolving customer demands and which could adversely affect market adoption of Stratasys’ or Desktop Metal’s products; and disruptions of Stratasys’ or Desktop Metal’s information technology systems.

These risks, as well as other risks related to the proposed transaction, are included in the registration statement on Form F-4 and joint proxy statement/prospectus that were filed with the Securities and Exchange Commission (“SEC”) in connection with the proposed transaction. While the list of factors presented here is, and the list of factors presented in the registration statement on Form F-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Stratasys’ and Desktop Metal’s respective periodic reports and other filings with the SEC, including the risk factors identified in Stratasys’ and Desktop Metal’s Annual Reports on Form 20-F and Form 10-K, respectively, and Stratasys’ Reports of Foreign Private Issuer on Form 6-K that published its results for the quarter and six months ended June 30, 2023, which it furnished to the SEC on August 9, 2023, and Desktop Metal’s most recent Quarterly Reports on Form 10-Q. The forward-looking statements included in this communication are made only as of the date hereof. Neither Stratasys nor Desktop Metal undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Important Additional Information

In connection with the proposed transaction, Stratasys filed with the SEC a registration statement on Form F-4 that includes a joint proxy statement of Stratasys and Desktop Metal and that also constitutes a prospectus of Stratasys. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. The registration statement was declared effective by the SEC on August 25, 2023. Stratasys filed the definitive proxy statement/prospectus with the SEC on August 28, 2023. The definitive proxy statement/prospectus was mailed to shareholders of Stratasys and Desktop Metal on or around August 28, 2023. Each of Stratasys and Desktop Metal may also file other relevant documents with the SEC regarding the proposed transaction. This letter is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that Stratasys or Desktop Metal may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders are able to obtain free copies of the registration statement and definitive joint proxy statement/prospectus and other documents containing important information about Stratasys, Desktop Metal and the proposed transaction through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished, to the SEC by Stratasys are available free of charge on Stratasys’ website at https://investors.stratasys.com/sec-filings. Copies of the documents filed with the SEC by Desktop Metal are available free of charge on Desktop Metal’s website at https://ir.desktopmetal.com/sec-filings/all-sec-filings.

Participants in the Solicitation

Stratasys, Desktop Metal and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Stratasys, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Stratasys’ proxy statement for its 2023 Annual General Meeting of Shareholders, which was furnished to the SEC on July 12, 2023, and Stratasys’ Annual Report on Form 20-F for the fiscal year ended December 31, 2022, which was filed with the SEC on March 3, 2023. Information about the directors and executive officers of Desktop Metal, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Desktop Metal’s proxy statement for its 2023 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2023 and Desktop Metal’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 1, 2023. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Stratasys or Desktop Metal using the sources indicated above.